UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Qutoutiao Inc.

(Name of Issuer)

Class A Ordinary Shares, US$0.0001 par value per share

(Title of Class of Securities)

74915J107**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares, US$0.0001 par value per share (“Class A Ordinary Shares”). CUSIP number 74915J107 has been assigned to the American Depositary Shares (“ADSs”) of Qutoutiao Inc. (the “Issuer”), which are quoted on The NASDAQ Global Select Market under the symbol “QTT.” Every four ADSs represent one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74915J107	SCHEDULE 13G	Page 2 of 8

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,425,745 Class A Ordinary Shares[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,425,745 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,745 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.6%
12.	Type of Reporting Person (See Instructions) CO

1

Tencent Holdings Limited may be deemed to have beneficial ownership of the 4,425,745 Class A Ordinary Shares represented by 17,702,980 American depositary shares of the Issuer held by Mount McKinley Investment Limited, its wholly-owned subsidiary.

CUSIP No. 74915J107	SCHEDULE 13G	Page 3 of 8

1.	Names of Reporting Persons Image Flag Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74915J107	SCHEDULE 13G	Page 4 of 8

1.	Names of Reporting Persons Mount McKinley Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,425,745 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,425,745 Class A Ordinary Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,745 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74915J107	SCHEDULE 13G	Page 5 of 8

Item 1(a).	Name of Issuer:

Qutoutiao Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120, People’s Republic of China

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Image Flag Investment (HK) Limited

Mount McKinley Investment Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For Tencent Holdings Limited, Image Flag Investment (HK) Limited and Mount McKinley Investment Limited:

Level 29, Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Image Flag Investment (HK) Limited — Hong Kong

Mount McKinley Investment Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, US$0.0001 par value per share. Every four ADSs represent one Class A Ordinary Share.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 74915J107 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “QTT.” Every four ADSs represent one Class A Ordinary Share.

CUSIP No. 74915J107	SCHEDULE 13G	Page 6 of 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 41,645,820 Class A Ordinary Shares of the Issuer outstanding as reported in the annual report on Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on April 23, 2020. The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Tencent Holdings Limited may be deemed to have beneficial ownership of the 4,425,745 Class A Ordinary Shares represented by 17,702,980 American depositary shares of the Issuer held by Mount McKinley Investment Limited, its wholly-owned subsidiary. Mount McKinley Investment Limited acquired the Class A Ordinary Shares of the Issuer it held in the form of American depositary shares from Image Flag Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

As of the date hereof, Image Flag Investment (HK) Limited has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 74915J107	SCHEDULE 13G	Page 7 of 8

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 74915J107	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FLAG INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

MOUNT MCKINLEY INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement